Balaton Power Inc.
Suite 206, 20257 54th Avenue
Langley, British Columbia V3A 3W2

Phone: 604.533.5075	Fax: 604.533.5065

October 4, 2010

Balaton Power Inc.
Close of 1st Tranche of Private Placement
and Convertible Loan Agreements

Balaton Power Inc. (the "Company") (OTCBB Symbol BPWRF) announces that, further to its news releases of July 29 and August 4, 2010, it has closed the first tranche of its previously announced non-brokered private placement (the "Offering") and received proceeds of US$343,950 from the sale of 11,465,000 Units of the Company.

Each unit (a "Unit") consists of one common share of the Company (a "Common Share") and one share purchase warrants (a "Warrant"). Each Warrant is exercisable to purchase one additional Common Share at an exercise price of US$0.04 until September 29, 2011. Finders' fees of US$16,000 in cash and 50,000 Units have been paid on the placement and the securities sold pursuant to the first tranche are subject to a hold period expiring January 30, 2011.

The Company further announces that it has completed the previously announced convertible loan transactions and issued convertible debentures for a total US$240,000. The convertible debentures have a term which expires September 29, 2012, bear simple interest of 10%, payable upon the earlier of maturity or conversion, and are convertible into units of the Company at a deemed price of $0.03 per unit, upon prior notice to the Company.

The securities issued pursuant to the grant of options will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and may not be offered or sold within the United States or to, or for the account or benefit of, "U.S. persons", as such term in defined in Regulation S promulgated under the U.S. Securities Act, except in certain transactions exempt from the registration requirements of the U.S. Securities Act.

This news release shall not constitute an offer to sell or an offer to buy the securities in any jurisdiction.

FOR AND ON BEHALF OF THE BOARD OF DIRECTORS

"Paul Preston"

Paul Preston
Director